Bridges Investment Fund, Inc.
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
Milwaukee, WI 53202

April 11, 2023

VIA EDGAR TRANSMISSION

Mr. Chad D. Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Bridges Investment Fund, Inc. (the “Company”)
File Nos.: 002-21600 and 811-01209

Dear Mr. Eskildsen :

This correspondence responds to the comment the Company received from the staff of the Commission (the “Staff”) regarding a review of the annual shareholder report filed on Form N-CSR for the Company’s fiscal year ended December 31, 2022.

For your convenience, the Staff’s comment has been reproduced with a response following the comment.

Comment 1.    The Staff notes that Item 4(d) of the 302 Certification attached as EX-99.CERT to the 12/31/22 N-CSR refers to the “second fiscal quarter” covered by the report. In future filings, please utilize the language provided in Form N-CSR Item 13(a)(2) which refers to the period covered by the report not isolated to a particular quarter.

Response:    The Company confirms that the requested change will be made in future shareholder reports filed on Form N-CSR.

I trust that the above response adequately addresses your comment. If you have any additional questions or require further information, please contact Carl Gee at carl.gee@usbank.com or (414) 516-1716.

Sincerely,

/s/Carl G. Gee
Carl G. Gee, Esq.
For U.S. Bank Global Fund Services
Administrator to the Company